UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER
001-36843
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	09074B107

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIOHITECH GLOBAL, INC.

Full Name of Registrant

Former Name if Applicable

80 Red Schoolhouse Road, Suite 101

Address of Principal Executive Office ( Street and Number )

Chestnut Ridge, New York 10977

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2020, within the prescribed time period due to its difficulty in obtaining required documentation required for the Form 10-K, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian C. Essman	(845)	330-2522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The consolidated results of operations for the year ended December 31, 2020 include the results of the Entsorga West Virginia, LLC, (“EWV”) HEBiot facility that commenced operations in the second quarter of 2019. The following provides the consolidated revenue and net loss attributable to parent for the year ended December 31, 2020 and 2019:

(Unaudited)	Year Ended December 31,		% Change
	2020	2019
Revenue	$5,878,000	$4,219,000	39.3%
Operating expenses, before impairment	15,933,000	11,754,000	35.5%
Operating expenses, impairment	3,291,000	-	n.c.
Loss from operations	13,346,000	7,535,000	77.1%
Net loss attributable to parent	12,539,000	7,623,000	64.5%

n.c. – not calculable

Revenue for the year increased by $1,659,000 (39.3%) due to an increase of equipment sales revenue of $2,082,000 (primarily through sales to Carnival Cruise Lines), an increase in HEBioT revenue of $767,000 at the EWV plant, offset by a $339,000 decrease in digester related rental, service and maintenance fees, partly attributed to COVID-19 and a $851,000 decrease in management advisory fees that the Company had previously disclosed. Operating expenses, excluding impairment, increased by $4,179,000 (35.5%) due to an increase in: HEBiot expenses of $1,507,000, equipment sales of $1,111,000 due to sale volume increases, digester rental, service and maintenance of $73,000, general and administrative of $910,000 and depreciation of $578,000. During the year ended December 31, 2020, the Company recognized non-recurring impairment and settlement expenses relating to the EWV plant of $3,291,000 that were the result of slower achievement of targeted financial results. Loss from operations increased by $5,811,000 (77.1%) or $2,520,000 (33.4%), excluding the non-recurring impairment and settlement expenses. Net loss attributable to parent increased by $4,916,000 (64.5) as the growth in losses was greatest at units with non-controlling ownership interests that were allocated their proportion of increased losses.

BIOHITECH GLOBAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2021	By:	/s/ Brian C. Essman
Brian C. Essman Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)